Index Protection Strategy with Cap Rider

This rider forms a part of the Base Contract to which it is attached and is effective on the Index Effective Date shown on your Index Options statement.  Defined terms and contractual provisions are set forth in the Base Contract or are added in this rider.  This rider terminates as indicated under the Termination of this Rider provision.

Definitions

Base Contract
The contract to which this rider is attached.

Cap
A Cap is the maximum positive Protection Credit for an Index Option.  On the Term Start Date, we declare a Cap or that an Index Option is uncapped and guarantee it for the Term.  If we declare that an Index Option is uncapped there is no maximum positive Protection Credit for the Index Option on the Term End Date. Caps are shown on your Index Options statement each year and will never be less than the Minimum Cap shown on the Index Options Contract Schedule.

Index Option Base
The value used to determine the dollar amount of the Protection Credit.  We establish an Index Option Base for each Index Option.

Index Option Value
The value in a selected Index Option.  We establish an Index Option Value for each Index Option.

Index Value
The value of an Index at the end of the Business Day.  Index Values are shown on your Index Options statement.

Lock Date
The Business Day that we receive an Authorized Request for a Performance Lock.

Protection  Credit
The return you may receive per Term when you allocate to an Index Protection Strategy with Cap Index Option(s).

Term
The period of time from the Term Start Date to the Term End Date.  The Term is shown on the Index Options Contract Schedule.

Term End Date
The day on which a Term ends. A Term End Date may only occur on an Index Anniversary.

Term Start Date
The day on which a Term begins.  A Term Start Date may only occur on the Index Effective Date or an Index Anniversary.

Contract Value

The following is added to the “Contract Value” section of the Base Contract.

How we calculate Index Option Values
On the first Term Start Date, the Index Option Value and Index Option Base for each Index Option are equal to:
•	The portion of the Initial Purchase Payment allocated to that Index Option, if the first Term Start Date is the Issue Date; or
•	The portion of Variable Account Value allocated to that Index Option, if the first Term Start Date is not the Issue Date.

At the end of each Business Day other than the Term Start Date or Term End Date, the Index Option Value is equal to the Index Option Base plus its Daily Adjustment.  We establish a Proxy Value to calculate the Daily Adjustment.  The Proxy Value is determined on each Business Day based on the value of a hypothetical set of put and call options as determined by an option pricing formula.  The Daily Adjustment is calculated before we process any Partial Withdrawal (including any corresponding Partial MVAs)  or deduct any Contract Charges using the Index Option Base, the current Proxy Value, and the Proxy Value as of the Term Start Date.The Daily Adjustment will never be less than zero.
S40899-01-IADV  1                                         [Admin Tracking Identifier]

Contract Value continued from the previous page

At the end of each Business Day, we reduce each Index Option Value by the dollar amount withdrawn from the Index Option, including any corresponding Partial MVAs, and Contract Charges.  We deduct withdrawals from an Index Option proportionately, after first deducting from the Interim Fund(s), based on the percentage of Contract Value in each Index Option, unless you specify otherwise.  We then reduce the Index Option Base by the same percentage by which the amount withdrawn reduced its associated Index Option Value.

On the Term End Date, we calculate the Index Option Value for each Index Protection Strategy with Cap Index Option by applying its associated Protection Credit to its Index Option Base.  If the Term End Date is not a Business Day, we calculate the Protection Credit on the next Business Day.

On the Term End Date, we determine the Index Return for each Index Option.  The Index Return is the Index Value for the Term End Date, minus the Index Value from the Term Start Date, divided by the Index Value from the previous Term Start Date. If the Term Start Date is not a Business Day, we use the Index Value on the next Business Day.

If there is a Cap, and the Index Return is positive and greater than or equal to the Cap for an Index Option then the Protection Credit for that Index Option is equal to the Cap.  If the Index Return is positive, but less than or equal to the Cap, or if the Index Option is uncapped,  but greater than or equal to zero, then the Protection Credit for that Index Option is equal to the Index Return.  If the Index Return is less than zero, then the Protection Credit for that Index Option is equal to zero.

For each Index Option that receives a Protection Credit, we multiply its Protection Credit by its Index Option Base.  This result is then added to its Index Option Base.  We then set each Index Option Value equal to its Index Option Base.

Then, on the Term End Date, for each Index Option we:
•	Increase its Index Option Value and Index Option Base by the amount of any Additional Purchase Payments and Transfers into the Index Option;
•	Reduce its Index Option Value and Index Option Base by the amount transferred out of the Index Option; and
•	Reduce its Index Option Value and Index Option Base for Withdrawals (including any corresponding Partial MVAs) and Contract Charges.

Performance Lock

We process an Authorized Request to exercise a Performance Lock on the Lock Date based on the values at the end of the Business Day.  Compared with what you would have received as a Protection Credit on the Term End Date, if you exercise a Performance Lock, and an Index Option is uncapped, you may receive less than the full Index Return that you would have received if you waited for us to apply the Protection Credit on the Term End Date.

You can request a Performance Lock of the current Index Option Value for each of your unlocked Index Options.

Once an Index Option Value has been locked:
•
The Index Option Value will not change until the next Index Anniversary that occurs on or immediately after the Lock Date, unless it is reduced for Partial Withdrawals (including any corresponding Partial MVAs) and any Contract Charges;

•	You cannot unlock the Index Option; and
•	The locked Index Option will not receive a Protection Credit on the Term End Date.

 On the Index Anniversary that occurs on or immediately after the Lock Date, we set the Index Option Base equal to the Index Option Value and we will reallocate the Index Option Value according to your new allocation instructions. If you have not provided new allocation instructions, we will reallocate the Index Option Value into the same Index Option with a new Term.
S40899-01-IADV  2                          [Admin Tracking Identifier]

Rider Fee

There is no fee for this rider.

Termination of this Rider

This rider terminates on  the date the Base Contract terminates.

In all other respects the provisions, conditions, exceptions and limitations contained in the Base Contract remain unchanged and apply to this rider.

Signed for the Company at its home office.

                                                                   Allianz Life Insurance Company of North America

[                       ]
[Gretchen Cepek]                                                   [Walter R. White]
Secretary                                                                                      President and CEO

To obtain information, make an inquiry, or for assistance with a complaint, please call our toll-free number at [800.624.0197].

S40899-01-IADV  3                                                                  [Admin Tracking Identifier]